UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

TREK RESOURCES, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

89475-10-0

(CUSIP Number)

Michael E. Montgomery
4925 Greenville Avenue, Suite 955
Dallas, Texas 75206
(214) 373-0318

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

William L. Boeing
Haynes and Boone, LLP
2505 N. Plano Road, Suite 4000
Richardson, Texas 75082
Phone: (972) 680-7553
Fax: (972) 692-9053

December 2, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box:            [   ]

SCHEDULE 13D

CUSIP No. - 89475-10-0

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Michael E. Montgomery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,070,797
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 28,070,797
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,213,654*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.5%*
14		TYPE OF REPORTING PERSON IN

*   Includes (1) 20,527,940 shares of Common Stock owned of record by Montgomery, (2) 400,000 shares of Common Stock that may be purchased by Montgomery pursuant to employee stock options during the next 60 days, (3) 50,000 shares of Preferred Stock owned by Montgomery that is convertible into 7,142,857 shares of Common Stock at the option of Montgomery and (4) 50,000 shares Preferred Stock owned by Faye C. Briggs, Montgomery's mother, that is convertible into 7,142,857 shares of Common Stock at the option of Briggs. The holdings of Briggs are included in the number of shares reported herein, as Montgomery and Briggs may be deemed to constitute a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended. Montgomery disclaims the beneficial ownership of the shares of Preferred Stock and underlying shares of Common Stock held by Briggs.

        This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed by Michael E. Montgomery with the Securities and Exchange Commission ("SEC") on August 2, 2002 relating to the Common Stock of Trek Resources, Inc., as amended by Amendment No. 1 to Schedule 13D filed with the SEC on September 26, 2002 (as amended, the "Filing"). Capitalized terms used herein which are not defined herein have the meanings given to them in the Filing. The main purpose of this amendment is to amend and restate the information contained in Items 3, 4, 5, 6 and 7 of the Filing. Except as set forth below, all previous Items of the Filing remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

        The source of funds used for the purchase of the 20,527,940 shares of Common Stock reported herein and owned of record by Montgomery was personal funds. The aggregate amount of funds used for such purchases of Common Stock was approximately $1,145,000. The source of funds used for the purchase of the 50,000 shares of Preferred Stock (defined below) reported herein and owned of record by Montgomery was personal funds. The aggregate amount of funds used for such purchase of Preferred Stock was $500,000.

Item 4. Purpose of Transaction.

As previously reported on Amendment No. 1 to Schedule 13D, Montgomery is the beneficial owner of 20,927,940 shares of Common Stock.

        On December 2, 2002, Montgomery purchased 50,000 shares of the Series A Preferred Stock of Trek, par value $.01 per share ("Preferred Stock"), for an aggregate purchase price of $500,000. Subject to certain limitations, these shares of Preferred Stock may be converted by Montgomery into approximately 7,142,857 shares of Common Stock at any time at Montgomery's option. Trek does not presently have enough shares of Common Stock authorized under its Certificate of Incorporation and available for issuance upon the conversion of all shares of Preferred Stock. In accordance with the terms of the Certificate of Designation for the Preferred Stock that was filed with the Delaware Secretary of State, Trek has agreed to take appropriate actions as promptly as practicable to make a sufficient number of shares of Common Stock available for issuance upon conversion of all shares of Preferred Stock. Trek is not required to honor any conversion of Preferred Stock requested by Montgomery to the extent that such conversion would require Trek to issue more shares of Common Stock than are authorized by its Certificate of Incorporation.

        Simultaneously with the purchase of Preferred Stock by Montgomery, an additional 50,000 shares of Preferred Stock were purchased by Faye C. Briggs, Montgomery's mother ("Briggs"). Subject to similar limitations, the shares of Preferred Stock purchased by Briggs may also be converted into approximately 7,142,857 shares of Common Stock at any time at the option of Briggs. Accordingly, Montgomery and Briggs may be deemed to constitute a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended. Montgomery disclaims the beneficial ownership of the shares of Preferred Stock and underlying shares of Common Stock held by Briggs.

        The shares of Common Stock and Preferred Stock beneficially owned by Montgomery were acquired for investment purposes. However, Montgomery intends to monitor his interests in Trek on an ongoing basis and to take such measures as he deems appropriate from time to time in furtherance of such interests. Montgomery may from time to time acquire additional shares of Preferred Stock or Common Stock, dispose of some or all of the shares of Preferred Stock or Common Stock then beneficially owned by him, discuss Trek's business, operations, or other affairs with Trek's board of directors, shareholders or others or take such other actions as Montgomery may deem appropriate.

        Montgomery believes that it would be desirable for Trek to explore the possibility of pursuing strategic alternatives that may enhance shareholder value. Such alternatives could involve, without limitation, the merger or consolidation of Trek with or into another entity, a sale of all or a material portion of Trek's assets, a restructuring of Trek's outstanding equity and indebtedness or the purchase by Trek of entities operating in similar business lines or the assets of such entities.

        Except as described herein, Montgomery has no present plan or proposal which relates to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D. Montgomery does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5. Interest in Securities of the Issuer.

(a)	Number of Securities Beneficially Owned: 35,213,654 shares of Common Stock * Percentage of Class: 70.4%*
(b)

Sole Voting Power:   28,070,797 shares of Common Stock

Shared Voting Power:    0 shares of Common Stock

Sole Dispositive Power:   28,070,797 shares of Common Stock

Shared Dispositive Power:    0 shares of Common Stock

(c)

In a private transaction conducted on December 2, 2002, Montgomery acquired 50,000 shares of Preferred Stock from Trek for an aggregate purchase price of $500,000. Subject to certain limitations, Montgomery may convert these shares of Preferred Stock into approximately 7,142,857 shares of Common Stock at any time.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael E. Montgomery
Michael E. Montgomery
Date: December 2, 2002

EXHIBIT INDEX

Exhibit I- Stock Purchase Agreement by and among Trek Resources, Inc., Michael E. Montgomery and Faye C. Briggs, dated December 2, 2002.

Exhibit II- Registration Rights Agreement by and among Trek Resources, Inc., Michael E. Montgomery and Faye C. Briggs, dated December 2, 2002.

Exhibit III- Certificate of Designation for Series A Convertible Preferred Stock, dated December 2, 2002.